CUSIP No. 427093 10 9	Page 1 of 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hercules Offshore, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

427093 10 9 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427093 10 9	Page 2 of 8

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

LR Hercules Holdings, LP 76-0762887
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not applicable
(b) Not applicable
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

None
6. Shared Voting Power

1,595,127
7. Sole Dispositive Power

None
8. Shared Dispositive Power

1,595,127

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,595,127
10.	Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	☐
Not applicable
11.	Percent of Class Represented by Amount in Row (9)

4.99% (based on 31,993,866 shares of common stock outstanding as of November 1, 2006)
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 427093 10 9	Page 3 of 8

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

LR2 GP, LLC 42-2056418
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not applicable
(b) Not applicable
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

None
6. Shared Voting Power

1,595,127
7. Sole Dispositive Power

None
8. Shared Dispositive Power

1,595,127

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,595,127
10.	Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	☐
Not applicable
11.	Percent of Class Represented by Amount in Row (9)

4.99% (based on 31,993,866 shares of common stock outstanding as of November 1, 2006)
12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 427093 10 9	Page 4 of 8

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

LR2 GP, L.P. 43-2056421
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not applicable
(b) Not applicable
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

None
6. Shared Voting Power

1,595,127
7. Sole Dispositive Power

None
8. Shared Dispositive Power

1,595,127

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,595,127
10.	Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	☐
Not applicable
11.	Percent of Class Represented by Amount in Row (9)

4.99% (based on 31,993,866 shares of common stock outstanding as of November 1, 2006)
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 427093 10 9		Page 5 of 8
Item 1.
	(a)	Name of Issuer:

Hercules Offshore, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

11 Greenway Plaza, Suite 2950 Houston, Texas 77046

Item 2.

	(a)	Name of Person Filing:

LR Hercules Holdings, LP (“LR”) LR2 GP, LLC (“GP LLC”) and LR2 GP, L.P. (“GP LP”).

	(b)	Address of Principal Business Office:

c/o Lime Rock Management, LP, 518 Riverside Avenue, Westport, Connecticut 06880

	(c)	Citizenship:

LR, GP LLC and GP LP are Delaware entities.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01, of the Company (“Common Stock”)

	(e)	CUSIP Number:

427093 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 427093 10 9	Page 6 of 8

Item 4.	Ownership

(a) -(b)

LR Hercules Holdings, LP

The aggregate number of shares of Common Stock that LR owns beneficially is 1,595,127, which constitutes approximately 4.99% of the outstanding shares of Common Stock (based on 31,993,866 shares outstanding as of November 1, 2006).

LR2 GP, L.P.

Because of its position as general partner of LR, GP LP may be deemed to beneficially own the 1,595,127 shares of Common Stock owned of record by LR, which constitutes approximately 4.99% of the outstanding shares of Common Stock (based on 31,993,866 shares outstanding as of November 1, 2006).

LR2 GP, LLC

Because of its position as general partner of GP LP, the general partner of LR, GP LLC may be deemed to beneficially own the 1,595,127 shares of Common Stock owned of record by LR, which constitutes approximately 4.99% of the outstanding shares of Common Stock (based on 31,993,866 shares outstanding as of November 1, 2006).

	(c)	LR Hercules Holdings, LP The number of shares as to which LR has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 1,595,127

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 1,595,127

LR2 GP, L.P. The number of shares that GP LP has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 1,595,127

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 1,595,127

LR2 GP, LLC The number of shares that GP LLC has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 1,595,127

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 1,595,127

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

CUSIP No. 427093 10 9	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

By:	LR HERCULES HOLDINGS, LP,
a Delaware limited partnership

By:	LR2 GP, L.P., its general partner

By:	LR2 GP, LLC, its general partner

/s/Mark McCall
Mark McCall
Authorized Signatory

By:	LR2 GP, L.P.
a Delaware limited partnership

By:	LR2 GP, LLC, its general partner

/s/Mark McCall
Mark McCall
Authorized Signatory

By:	LR2 GP, LLC
a Delaware limited liability company

By:	/s/Mark McCall
Mark McCall
Authorized Signatory

CUSIP No. 427093 10 9	Page 8 of 8

EXHIBIT INDEX

Exhibit 99.1 – Joint Filing Agreement dated February 14, 2007 between LR Hercules Holdings, LP, LR2 GP, L.P. and LR2 GP, LLC.